TWELFTH AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

VIRTUS OPPORTUNITIES TRUST

This Twelfth Amended and Restated Expense Limitation Agreement (the “Agreement”) which was effective as of March 15, 2011 amends and restates that certain Amended & Restated Expense Limitation Agreement effective as of January 1, 2011 by and between Virtus Opportunities Trust, a Delaware statutory trust (the “Registrant”), on behalf of each series of the Registrant listed in Appendix A (each a “Fund” and collectively, the “Funds”) and the Adviser of each of the Funds, Virtus Investment Advisers, Inc., a Massachusetts corporation (the “Adviser”).

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of one or more Investment Advisory Agreements entered into between the Registrant and the Adviser (the “Advisory Agreement”);

WHEREAS, the Adviser desires to maintain the expenses of each Fund at a level below the level to which each such Fund might otherwise be subject; and

WHEREAS, the Adviser understands and intends that the Registrant will rely on this Agreement in accruing the expenses of the Registrant for purposes of calculating net asset value and for other purposes, and expressly permits the Registrant to do so.

NOW, THEREFORE, the parties hereto agree as follows:

1.	Limit on Fund Expenses. The Adviser has agreed to limit each Fund’s Expenses to the respective rate of Total Fund Operating Expenses (“Expense Limit”) specified for that Fund in Appendix A of this Agreement for the time period indicated.

2.	Definition. For purposes of this Agreement, the term “Total Fund Operating Expenses” with respect to a Fund is defined to include all expenses necessary or appropriate for the operation of the Fund including the Adviser’s investment advisory or management fee under the Advisory Agreement and other expenses described in the Advisory Agreement that the Fund is responsible for and have not been assumed by the Adviser, but does not include front-end or contingent deferred loads, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization or extraordinary expenses, such as litigation or acquired fund fees and expenses, and for Virtus Alternatives Diversifier Fund also does not include Rule 12b-1 fees.

3.

Recoupment and Recapture of Fees and Expenses. Each Fund has agreed to reimburse the Adviser and/or certain of its affiliates (collectively, “Virtus”) out of assets belonging to the relevant class of the Fund for any Total Fund Operating Expenses of the relevant class of the Fund in excess of the Expense Limit paid, waived or assumed by Virtus for that Fund, provided that Virtus would not be entitled to reimbursement for any amount that would cause Total Fund Operating Expenses to exceed the Expense Limit or, if the Expense Limit has been removed, then the previous Expense Limit, at the time that the reimbursement would be made, and provided further that no amount would be reimbursed by the Fund more than three years after the fiscal year in which it was incurred or waived by Virtus.

4.	Term, Termination and Modification. This Agreement is effective for the time period indicated on Appendix A, unless sooner terminated as provided below in this Paragraph. Subsequent to the initial term indicated on Appendix A, the amount of the Expense Limit and term applicable to each Fund shall be as disclosed in the then current prospectus of that Fund. This Agreement shall remain in effect with respect to each Fund subject to a Voluntary Expense Limitation until such time as specified in a notice of its termination provided by one party to the other party. This Agreement also may be terminated by the Registrant on behalf of any one or more of the Funds at any time without payment of any penalty or by the Board of Trustees of the Registrant upon thirty (30) days’ written notice to the Adviser. In addition, this Agreement shall terminate with respect to a Fund upon termination of the Advisory Agreement with respect to such Fund.

5.	Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6.	Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall otherwise be rendered invalid, the remainder of this Agreement shall not be affected thereby.

7.	Captions. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

8.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any Federal securities law, regulation or rule, including the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended and any rules and regulations promulgated thereunder.

9.

Computation. If the fiscal year-to-date Total Fund Operating Expenses of a Fund at the end of any month during which this Agreement is in effect exceed the Expense Limit for that Fund (the “Excess Amount”), the Adviser shall (at its option) waive or reduce its fee under the Advisory Agreement and/or remit to that

Fund an amount that is sufficient to pay the Excess Amount computed on the last day of the month.

10.	Liability. Virtus agrees that it shall look only to the assets of the relevant class of each respective relevant Fund for performance of this Agreement and for payment of any claim Virtus may have hereunder, and neither any other Fund (including the other series of the Registrant) or class of the Fund, nor any of the Registrant’s trustees, officers, employees, agents or shareholders, whether past, present or future, shall be personally liable therefor.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers.

VIRTUS OPPORTUNITIES TRUST		VIRTUS INVESTMENT ADVISERS, INC.

By:	/w/ W. Patrick Bradley	By:	/s/ Francis G. Waltman
	W. Patrick Bradley		Francis G. Waltman
	Vice President, Chief Financial Officer and Treasurer		Senior Vice President

Date: November 17, 2011

APPENDIX A

Contractual Expense Limitations

Virtus Mutual Fund	Total Fund Operating Expense Limit				Term
	Class A	Class B	Class C	Class I
Virtus Allocator Premium AlphaSector Fund	1.75%	—	2.50%	1.50%	March 15, 2011 – March 31, 2012
Virtus Global Commodities Stock Fund	1.65%	—	2.40%	1.40%	March 15, 2011 – March 31, 2012
Virtus Global Premium AlphaSector Fund	1.75%	—	2.50%	1.50%	March 15, 2011 – March 31, 2012
Virtus Premium AlphaSector Fund	1.70%	—	2.45%	1.45%	June 30, 2010 – June 30, 2011

Voluntary Expense Limitations*

Virtus Mutual Fund	Total Fund Operating Expense Limit					Effective Date
	Class A	Class B	Class C	Class I	Class T
Virtus Alternatives Diversifier Fund	0.20%	—	0.20%	0.20%	—	January 28, 2008
Virtus Bond Fund	0.85%	1.60%	1.60%	0.60%	—	May 16, 2008
Virtus CA Tax-Exempt Bond Fund	0.85%	—	—	0.60%	—	January 28, 2008
Virtus Core Bond Fund	1.00%	1.75%	1.75%	—	—	August 6, 2008
Virtus Global Opportunities Fund	1.55%	2.30%	2.30%	—	—	January 1, 2010
Virtus Global Real Estate Securities Fund	1.40%	—	2.15%	1.15%	—	April 1, 2010
Virtus Greater Asia ex Japan Opportunities Fund	1.80%	—	2.55%	1.55%	—	April 1, 2010
Virtus Greater European Opportunities Fund	1.45%	—	2.20%	1.20%	—	April 1, 2010
Virtus High-Yield Fund	1.15%	1.90%	1.90%	—	—	January 1, 2011
Virtus International Real Estate Securities Fund	1.50%	—	2.25%	1.25%	—	February 1, 2009
Virtus Market Neutral Fund	1.90%	2.65%	2.65%	1.65%	—	January 1, 2010
Virtus Multi-Sector Short Term Bond Fund	1.10%	1.60%	1.35%	0.85%	1.85%	April 14, 2010
Virtus Senior Floating Rate Fund	1.20%	—	1.95%	0.95%	—	February 1, 2009

*	Voluntary expense limitations are terminable at any time upon notice.